SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2025
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Team Leader

KT 2Q25 Earnings Release

Disclaimer This presentation has been prepared by KT Corp. (the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036 2

Contents 1 2Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 2Q25 Highlights

Financials

Significant increase in OP driven by real estate PJT*, CT and group portfolio growth

(Unit: KRW)

Cons.	Revenue	7,427.4bn (YoY +13.5%)	Sep.	Revenue	4,772.8bn (YoY +4.9%)
	Operating Profit	1,014.8bn (YoY +105.4%)		Operating Profit	468.7bn (YoY +30.6%)

* Gwangjin-gu Lotte Eastpole Apartment

Shareholder return

2Q25 Dividend[1]	KRW 600 per share (YoY +20%)	Share Buyback[2]	KRW 250bn (Value-up plan)	Dividend Procedure	Announce dividend amount prior to record date(2Q~)

1)Record date: '25.7.30, 2)To be completed by Aug 13; cancelled once foreign ownership limit allows

Management Strategy

Transform into AICT company

Secured AI Full Line-up

KT developed[Mi:dm2.0]/ Open-Source[Llama] / MS Collaboration Models

Won large-scale AI/IT project orders

Securing of contracts from large/IT companies

Introduced Genie TV AI Agent

Powered by LLM[3] based on MS Azure OpenAI Service

Strengthening competitiveness through MS partnership

SPC[4] with ACC[5] / Korean AI model to launch in 2H

3)Large Language Model 4)Secure Public Cloud 5)Azure Confidential Computing

4

Contents 1 2Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

K-IFRS / Consolidated 1 Income Statement Revenue +13.5% YoY driven by growth in telecom, real estate, and cloud/DC businesses OP +105.4% YoY reflecting KT Group-wide efforts for profitability and gains from real estate sales (Unit: KRW bn) 2Q241Q252Q25QoQ YoY Operating Revenue 6,546.4 6,845.1 7,427.4 8.5% 13.5% Service Revenue5,776.65,700.4 5,817.8 2.1% 0.7% Sale of goods 769.8 1,144.7 1,609.6 40.6% 109.1% Operating Expense 6,052.46,156.36,412.64.2%5.9% Operating Income494.0688.81,014.847.3% 105.4% Margin 7.5% 10.1% 13.7% 3.7%p 6.1%p Margin1 8.6% 12.1% 17.4% 5.4%p8.9%p Non-op. Income/Loss62.723.1-39.9Turned to lossTurned to loss Income before taxes556.7711.8974.937.0%75.1% Net Income410.5566.8733.329.4%78.6% Margin6.3%8.3%9.9%1.6%p3.6%p EBITDA1,460.21,657.41,990.720.1% 36.3% Margin 22.3% 24.2% 26.8% 2.6%p 4.5%p 1) OP Margin1 = Operating Income/Service Revenue 6

K-IFRS / Consolidated 2 Operating Expenses OP. expenses +5.9% YoY, driven by higher cost of service and cost of goods sold(COGS), despite a reduction in labor cost (Unit: KRW bn) 2Q241Q252Q25QoQ YoY Operating Expenses 6,052.4 6,156.3 6,412.6 4.2% 5.9% Labor Cost 1,213.2 1,121.8 1,119.4 -0.2% -7.7% General Expense 2,708.3 2,655.8 2,639.7 -0.6% -2.5% - Depreciation 966.2 968.7 975.9 0.7% 1.0% Cost of Service 656.6 738.4 755.8 2.3% 15.1% Selling Expense 600.8 598.0 615.1 2.9% 2.4% Cost of Goods sold 873.5 1,042.3 1,282.6 23.1% 46.8% [Selling Expense (KT Separate)] (Unit: KRW bn) 2Q241Q252Q25QoQ YoY Selling Expense618.6625.5 655.8 4.9% 6.0% 7

K-IFRS / Consolidated Balance Sheet Net Debt/equity ratio +3.3%p YoY due to increased borrowings from subsidiaries (Unit: KRW bn) Jun. 30, 2024 Mar. 31, 2025 Jun. 30, 2025 QoQ YoY Assets 43,144.4 42,185.6 42,193.3 0.0% -2.2% Cash & Cash equivalents 3,786.7 3,133.0 3,794.4 21.1% 0.2% Liabilities 24,162.5 23,847.3 23,316.2 -2.2% -3.5% Borrowings 10,150.6 11,169.5 10,750.2-3.8%5.9% Equity 18,981.9 18,338.3 18,877.1 2.9% -0.6% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 6,363.9 8,036.5 6,955.8 -13.4% 9.3% Debt / Equity 127.3% 130.0% 123.5% -6.5%p -3.8%p Net Debt / Equity 33.5% 43.8% 36.8% -7.0%p 3.3%p 131.1% 134.9% 132.7% 127.0% 130.1% 129.8% 127.3% 130.0% 124.8% 122.5% 121.5% 122.8% 123.5% 115.4% Debt/Equity Net Debt/Equity 42.9% 46.6% 44.6% 43.8% 7.4% 40.6% 41.0% 38.5% 39.5% 38.5% 37.8% 33.5% 36.8% 30.3% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 8

K-IFRS / Separate and major subsidiaries 4 CAPEX 1H25 Total CAPEX Execution: KRW 845.8bn (KT Separate), KRW 518.5bn (Major Subsidiaries) (Unit: KRW bn) 3,534 3,319 813 3,124 907 824 2,721 1,364 2,412 2,300 519 846 2022 2023 2024 1H25 KT Major Subsidiaries Major Subsidiaries’ CAPEX Includes Finance, Media, Cloud/DC, Real Estate, etc. KT Separate CAPEX Access network, Backbone Network, B2B and etc. 9

Contents 1 2Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

K-IFRS / Separate K-IFRS / Separate 1 KT—Wireless • Wireless service revenue +1.6% YoY with increased 5G penetration (79.5%) and MNO subscribers • Continued efforts to differentiate products, distribution and pricing 2Q24 1Q25 2Q25 QoQ YoY Wireless 1,765.1 1,753.1 1,781.7 1.6% 0.9% Wireless Service 1,677.9 1,676.8 1,704.8 1.7% 1.6% Interconnection 87.2 76.3 76.9 0.8% -11.8% Wireless Subscribers (Unit: Thousands) 27,491 24,904 25,199 26,132 26,445 10,867 10,400 10,552 10,093 10,251 2,795 2,969 2,802 Handset(5G) 3,364 3,184 5,832 6,180 Hands (exc. 5G) 4,562 5,581 4,313 2nd device & IoT MVNO 7,134 7,203 7,182 7,259 7,649 2Q24 3Q24 4Q24 1Q25 2Q25 (Unit: KRW bn) 11

2 KT—Fixed Line K-IFRS / Separate• Broadband revenue +2.1% YoY, due to increase in GiGA subscribers and value-added services • Media rev. up 0.8% YoY backed by IPTV net subscriber adds and premium plans uptake (Unit: KRW bn) 2Q24 1Q25 2Q25 QoQ YoY Fixed Line 1,316.6 1,311.7 1,334.5 1.7% 1.4% Broadband 618.5 628.7 631.4 0.4% 2.1% Media 522.6 519.2 526.9 1.5% 0.8% Home Telephony 175.6 163.8 176.2 7.6% 0.4% IPTV Subscribers (Unit: Thousands) 9,423 9,440 9,449 9,438 9,490 2Q24 3Q24 4Q24 1Q25 2Q25 12

3 KT—B2B Services K-IFRS / Separate• B2B services rev. +4.5% YoY driven by balanced growth in corporate telecom and AI/IT services, despite continued streamlining of low-margin businesses (Unit: KRW bn) 2Q24 1Q25 2Q25 QoQ YoY B2B Service 882.7 892.2 922.7 3.4% 4.5% Corp.Broadband/Data Revenue (Unit: KRW bn) 335.4 338.3 327.0 324.2 325.1 YoY +3.5% 2Q24 3Q24 4Q24 1Q25 2Q25 ? Corp. Broadband/Data rev includes: Leased line, Kornet, VPN, Global data Revenue of AI/IT (Unit: KRW bn) 312.2 317.6 279.0 280.7 259.9 YoY +13.8% 2Q24 3Q24 4Q24 1Q25 2Q25 ? AI/IT rev includes: AX platform-based including AICC, IoT, Multi/Hybrid Cloud, and Smart Mobility 13

K-IFRS / Consolidated(each subsidiary)  4 Major Subsidiaries • Contents Subsidiaries, revenue +6.0% YoY, driven by increased production, distribution of original contents and subscribers • kt cloud,revenue +23.0% YoY, supported by increased DC usage from global clients and momentum in D&B* *Design & Build operations Revenue of Major Subsidiaries (consolidated) (Unit: KRW bn) 2Q24 1Q25 2Q25 QoQ YoY BC Card 977.7 872.0 909.8 4.3% -6.9% Kt skylife 254.6 242.9 247.2 1.8% -2.9% Content Subsidiaries* 135.4 143.7 143.5 -0.1% 6.0% kt cloud 180.1 249.1 221.5 -11.1% 23.0% kt estate 157.2 137.3 160.4 16.9% 2.0% *kt nasmedia,kt studiogenie(Genie music, Storywiz, and others incl.) *The performance of PlayD was reflected up to 1Q25(disposed on Apr. 3,2025) Subsidiaries’ OP Contribution (Unit: KRW bn) 546.1 288.7 135.1 125.2 89.9 2Q24 3Q24 4Q24 1Q25 2Q25 14

Contents  1 2Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	2Q24	3Q24	4Q24	1Q25	2Q25
Operating revenue	6,546.4	6,654.6	6,575.6	6,845.1	7,427.4
Service revenue	5,776.6	5,752.0	5,754.7	5,700.4	5,817.8
Sale of goods	769.8	902.7	820.9	1,144.7	1,609.6
Operating expense	6,052.4	6,190.5	7,230.7	6,156.3	6,412.6
Cost of Service	5,178.9	5,111.6	6,256.7	5,114.1	5,129.9
Labor cost	1,213.2	1,118.3	2,189.6	1,121.8	1,119.4
General expense	2,708.3	2,692.6	2,791.2	2,655.8	2,639.7
Cost of service	656.6	699.8	667.5	738.4	755.8
Selling expense	600.8	600.8	608.4	598.0	615.1
Cost of Goods sold	873.5	1,078.9	974.0	1,042.3	1,282.6
Operating income	494.0	464.1	-655.1	688.8	1,014.8
N-OP income (loss)	62.7	45.0	-354.9	23.1	-39.9
N-OP income	325.8	35.8	611.5	199.1	351.4
N-OP expense	260.1	-11.1	969.7	167.9	407.1
Equity Method (G/L)	-3.0	-1.9	3.3	-8.2	15.7
Income bf tax	556.7	509.1	-1,010.1	711.8	974.9
Income tax	146.2	125.9	-240.4	145.0	241.6
Net income	410.5	383.2	-769.6	566.8	733.3
NI contribution to KT	393.0	357.3	-655.6	539.8	687.9
EBITDA	1,460.2	1,428.9	318.0	1,657.4	1,990.7
EBITDA Margin	22.3%	21.5%	4.8%	24.2%	26.8%

KT Separate	2Q24	3Q24	4Q24	1Q25	2Q25
Operating revenue	4,548.3	4,765.0	4,571.6	4,682.0	4,772.8
Service revenue	4,048.0	4,069.0	3,995.8	4,044.5	4,131.7
Handset revenue	500.3	696.0	575.8	637.5	641.1
Operating expense	4,189.5	4,426.1	5,316.6	4,281.9	4.304.1
Cost of Service	3,696.8	3,688.7	4,713.8	3,620.7	3,677.4
Labor cost	631.3	534.6	1,545.1	460.2	463.0
General expense	1,804.2	1,832.7	1,905.9	1,875.7	1.856.0
Cost of service	630.6	685.6	620.0	647.5	690.6
Selling expense	630.7	635.7	642.8	637.4	667.8
Cost of Devices sold	492.6	737.3	602.8	661.2	626.7
Operating income	358.8	338.9	-745.0	400.1	468.7
N-OP income (loss)	50.3	69.2	-134.5	48.2	-46.2
N-OP income	260.0	32.5	538.7	158.2	317.6
N-OP expense	209.7	-36.7	673.2	110.0	363.9
Income bf tax	409.2	408.0	-879.5	448.3	422.5
Income tax	94.7	98.2	-228.1	82.9	64.5
Net income	314.5	309.8	-651.4	365.4	358.0
EBITDA	1,162.9	1,144.8	70.4	1,210.6	1.281.7
EBITDA Margin	25.6%	24.0%	1.5%	25.9%	26.9%

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	2Q24	3Q24	4Q24	1Q25	2Q25
Assets	**43,144.4**	**42,750.4**	**41,880.0**	**42,185.6**	**42,193.3**
Current assets	**15,175.2**	**15,197.0**	**14,251.9**	**14,458.5**	**14,385.4**
Cash & cash equivalents	3,786.7	3,953.9	3,716.7	3,133.0	3,794.4
Trade & other receivables	4,161.7	4,304.2	3,987.3	4,217.8	3,955.6
Inventories	964.0	903.2	940.2	853.9	443.9
Other current asset	6,262.7	6,035.7	5,607.8	6,253.8	6,191.5
- Prepaid_Contract cost	1,233.6	1,236.7	1,233.6	1,325.3	1,304.0
- Contract assets	611.1	625.6	577.4	597.9	744.2
Non-current assets	**27,969.2**	**27,553.4**	**27,628.0**	**27,727.1**	**27,808.0**
Trade & other rec	398.4	357.0	381.8	336.3	378.3
Tangible assets	14,591.7	14,509.1	14,825.8	14,398.1	14,226.4
Other current assets	12,979.1	12,687.3	12,420.4	12,992.7	13,203.3
- Prepaid_Contract cost	471.4	485.2	504.6	462.3	631.5
- Contract assets	226.3	225.3	223.4	208.3	146.1
Liabilities	**24,162.5**	**23,564.0**	**23,883.4**	**23,847.3**	**23,316.2**
Current liabilities	**14,095.2**	**14,644.5**	**13,874.7**	**13,134.6**	**12,123.5**
Trade & other payables	8,052.3	7,712.9	7,394.8	6,952.5	7,077.7
Short-term borrowings	3,595.0	4,358.7	3,904.8	3,649.1	2,934.3
Others	2,447.9	2,572.9	2,575.2	2,533.0	2,111.4
- Contract liabilities	231.2	230.6	226.4	244.1	330.3
Non-current liabilities	**10,067.3**	**8,919.5**	**10,008.7**	**10,712.7**	**11,192.7**
Trade & other payables	556.1	573.4	578.4	372.4	383.7
Long-term borrowings	6,555.6	5,409.9	6,615.9	7,520.5	7,815.9
Others	2,955.4	2,936.2	2,814.3	2,819.9	2,933.2
- Contract liabilities	43.6	48.7	46.9	48.4	36.6
Equity	**18,981.9**	**19,186.4**	**17,996.5**	**18,338.3**	**18,877.1**
Retained earnings	14,452.7	14,675.2	13,779.8	14,197.4	14,739.9

KT Separate	2Q24	3Q24	4Q24	1Q25	2Q25
Assets	**30,464.8**	**29,957.1**	**29,528.9**	**29,041.0**	**29,008.7**
Current assets	**7,451.7**	**7,447.7**	**6,892.6**	**7,016.3**	**7,022.2**
Cash & cash equi.	1,722.5	1,608.7	1,540.6	1,150.6	1,419.9
Trade & other rec.	3,097.6	3,275.6	2,904.8	3,209.5	2,958.1
Inventories	404.1	264.6	224.7	190.2	166.7
Other current asset	2,227.5	2,298.8	2,222.5	2,465.9	2,477.5
- Prepaid_Contract cost	1,312.5	1,318.3	1,308.8	1,405.7	1,389.3
- Contract assets	548.6	542.0	521.1	521.4	667.8
Non-current assets	**23,013.1**	**22,509.4**	**22,636.3**	**22,024.7**	**21,986.5**
Trade & other rec	321.1	278.2	309.1	241.1	278.9
Tangible assets	11,264.4	11,185.6	11,477.7	11,068.3	10,913.7
Other current assets	10,472.9	10,116.8	9,953.2	9,856.6	9,941.2
- Prepaid_Contract cost	453.8	475.3	493.4	454.8	625.6
- Contract assets	204.1	201.7	198.2	182.3	116.1
Liabilities	**15,166.7**	**14,513.1**	**15,108.7**	**14,409.3**	**14,165.6**
Current liabilities	**7,315.1**	**8,074.9**	**7,633.2**	**7,265.4**	**7,074.7**
Trade & other payables	4,694.7	4,421.5	4,585.8	4,258.8	4,459.9
Short-term borrowings	1,789.5	2,860.3	2,434.2	2,263.0	1,895.4
Others	830.8	793.0	613.2	743.6	719.5
- Contract liabilities	206.9	210.5	208.4	217.8	204.8
Non-current liabilities	**7,851.6**	**6,438.2**	**7,475.5**	**7,144.0**	**7,090.9**
Trade & other payables	1,063.8	1,010.2	979.4	672.0	666.8
Long-term borrowings	5,675.7	4,290.7	5,437.7	5,417.6	5,184.4
Others	1,112.0	1,137.3	1,058.4	1,054.4	1,239.7
- Contract liabilities	26.4	32.9	34.5	37.5	28.0
Equity	**15,298.1**	**15,444.1**	**14,420.2**	**14,631.7**	**14,843.1**
Retained earnings	12,404.2	12,579.2	11,717.9	11,965.0	12,156.4

17

K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	2Q 24	3Q 24	4Q 24	1Q 25	2Q 25	QoQ	YoY
Total	24,904	25,199	26,132	26,445	27,491	4.0%	10.4%
- MNO	17,770	17,997	18,950	19,186	19,842	3.4%	11.7%
- MVNO	7,134	7,203	7,182	7,259	7,649	5.4%	7.2%
5G Handset[1)]	10,093	10,251	10,400	10,552	10,866	3.0%	7.7%
Churn rate[2)]	1.0%	1.0%	1.1%	1.0%	1.0%	-	-
ARPU (KRW)[3)]	34,507	34,560	34,567	34,856	35,236	1.1%	2.1%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)

2) Churn rate : Based on MNO subscribers (excludes IoT)

3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	2Q 24	3Q 24	4Q 24	1Q 25	2Q 25	QoQ	YoY
Telephony	11,748	11,616	11,475	11,320	11,175	-1.3%	-4.9%
- PSTN	8,526	8,395	8,264	8,122	7,988	-1.6%	-6.3%
- VoIP	3,222	3,222	3,211	3,198	3,186	-0.4%	-1.1%
Broadband	9,899	9,928	9,956	9,984	10,073	0.9%	1.8%
IPTV (GTV+GTS)	9,423	9,440	9,449	9,438	9,490	0.6%	0.7%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers in 2H 2024 is 8,987,351 (6-month average)

18